# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: BNY Mellon Municipal Bond Infrastructure Fund, Inc., CIK 0001565381
CUSIP: 09662W109
Title of class of securities: Common Shares, $0.001 par value
Address of issuer's principal executive offices: C/O BNY MELLON INVESTMENT ADVISER, INC., 240 GREENWICH STREET, New York, New York (NY), 10286
Date of event which requires filing of this statement: 12/24/2025
Filed by CIK 0001510281
Persons authorized to receive notices and communications: Saba Capital Management, L.P., 405 Lexington Avenue, 58th Floor, Attention: Michael D'Angelo, New York, New York (NY), 10174, (212) 542-4635

## Reporting persons
- Saba Capital Management, L.P. (CIK 0001510281): type of reporting person: partnership (PN), investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 1,546,121; sole dispositive power 0; shared dispositive power 1,546,121; aggregate amount beneficially owned 1,546,121 (8.4% of the class)
  Comment: The percentages used herein are calculated based upon 18,405,973 shares of common stock outstanding as of 8/31/25, as disclosed in the company's N-CSRS filed 10/28/25.
- Boaz R. Weinstein (CIK 0001608233): type of reporting person: other (OO); citizenship or place of organization: New York (NY); source of funds: other (OO); sole voting power 0; shared voting power 1,546,121; sole dispositive power 0; shared dispositive power 1,546,121; aggregate amount beneficially owned 1,546,121 (8.4% of the class)
  Comment: The percentages used herein are calculated based upon 18,405,973 shares of common stock outstanding as of 8/31/25, as disclosed in the company's N-CSRS filed 10/28/25.
- Saba Capital Management GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 1,546,121; sole dispositive power 0; shared dispositive power 1,546,121; aggregate amount beneficially owned 1,546,121 (8.4% of the class)
  Comment: The percentages used herein are calculated based upon 18,405,973 shares of common stock outstanding as of 8/31/25, as disclosed in the company's N-CSRS filed 10/28/25.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, $0.001 par value
Name of issuer: BNY Mellon Municipal Bond Infrastructure Fund, Inc.
Address of issuer's principal executive offices: C/O BNY MELLON INVESTMENT ADVISER, INC., 240 GREENWICH STREET, New York, New York (NY), 10286
Comment: This Amendment No. 4 amends Items 3, 5, and 7.

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D/A is being jointly filed by:

(i) Saba Capital Management, L.P., a Delaware limited partnership ("Saba Capital");

(ii) Saba Capital Management GP, LLC, a Delaware limited liability company ("Saba GP"); and

(iii) Mr. Boaz R. Weinstein ("Mr. Weinstein"),

(together, the "Reporting Persons"). Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The filing of this statement should not be construed as an admission that any Reporting Person is, for the purposes of Sections 13 of the Securities Exchange Act of 1934, the beneficial owner of the Common Shares reported herein.
Residence or business address: The address of the business office of each of the Reporting Persons is 405 Lexington Avenue, 58th Floor, New York, New York 10174.
Present principal occupation or employment: The principal business of: (i) Saba Capital is to serve as investment manager to private and public investment funds and/or accounts, (ii) Saba GP is to serve as general partner of the Saba Capital and other affiliated entities, and (iii) Mr. Weinstein, an individual, is managing member of the general partner of Saba Capital and other affiliated entities.
Criminal convictions in the last five years: The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.
Citizenship: Saba Capital is organized as a limited partnership under the laws of the State of Delaware. Saba GP is organized as a limited liability company under the laws of the State of Delaware. Mr. Weinstein is a citizen of the United States.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See the Reporting Persons section of this Schedule 13D/A for the aggregate number of Common Shares and percentages of the Common Shares beneficially owned by each of the Reporting Persons. The percentages used herein are calculated based upon 18,405,973 shares of common stock outstanding as of 8/31/25, as disclosed in the company's N-CSRS filed 10/28/25.
Number of shares as to which each person has sole or shared power to vote or dispose: See the Reporting Persons section of this Schedule 13D/A for the number of Common Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: The transactions in the Common Shares effected from the filing of the Schedule 13D/A on 12/17/25 by the Reporting Persons to 12/24/25, the date of the event which required filing of this Schedule 13D/A, which were all in the open market, are set forth in Schedule A, and are incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: The funds and accounts advised by Saba Capital have the right to receive the dividends and proceeds of sales from the Common Shares.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 7 - Schedule A

## Signatures
- Saba Capital Management, L.P.: /s/ Michael D'Angelo, General Counsel (12/30/2025)
- Boaz R. Weinstein: /s/ Michael D'Angelo, Authorized Signatory (12/30/2025)
- Saba Capital Management GP, LLC: /s/ Michael D'Angelo, Attorney-in-fact* (12/30/2025)
Comment: Pursuant to a power of attorney dated as of November 16, 2015, which is incorporated herein by reference to Exhibit 2 to the Schedule 13G filed by the Reporting Persons on December 28, 2015, accession number: 0001062993-15-006823